Exhibit 3.1

AMENDMENT TO XPERI CORPORATION

AMENDED AND RESTATED BYLAWS

Dated: January 30, 2020

Pursuant to the resolutions duly adopted on January 30, 2020, by the Board of Directors of Xperi Corporation, a Delaware corporation, the Amended and Restated Bylaws of Xperi Corporation (formerly known as Tessera Holding Corporation), as amended and restated December 1, 2016 (the “Bylaws”), and as further amended December 6, 2016, April 27, 2017, February 1, 2018, April 27, 2018 and December 15, 2018 are amended as follows effective as of January 30, 2020:

Section 8.13 of the Bylaws is hereby amended to read in its entirety as follows:

Section 8.13 FORUM FOR ADJUDICATION OF CERTAIN DISPUTES.

Unless the corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation arising out of or relating to any provision of the General Corporation Law of Delaware or the corporation’s Certificate of Incorporation or Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Failure to enforce the foregoing provisions would cause the corporation irreparable harm and the corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing, otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the foregoing provisions of this Section 8.13. The existence of any prior Alternative Forum Consent shall not act as a waiver of the corporation’s ongoing consent right as set forth above in this Section 8.13 with respect to any current or future actions or claims.